UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SVMK Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

78489X103

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78489X103	13G	Page 2 of 8

Item 1(a).	Name of Issuer: SVMK Inc. (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices: One Curiosity Way, San Mateo, California 94403.

Item 2(a).
Names of Persons Filing: This statement is being filed by SEI V SM AIV, L.P. (“SEI V”); Spectrum Equity Associates V, L.P. (“SEA V”), which is the sole general partner of SEI V; Spectrum V Investment Managers’ Fund, L.P. (“IMF V”); SEA V Management, LLC (“SEA V Management” and, together with SEI V, SEA V, and IMF V, the “Fund V Entities”), which is the sole general partner of SEA V and the sole general partner of IMF V; Brion B. Applegate (“Applegate”), Christopher T. Mitchell (“Mitchell”) and Victor E. Parker, Jr. (“Parker” and, together with Applegate and Mitchell, the “Managers”); and William P. Collatos (“Collatos”), who was formerly an individual managing director of SEA V Management. The Managers are the individual managing directors of SEA V Management. The persons and entities named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).
Address of Principal Business Office or, if None, Residence:  The address of the principal business office of Mitchell is c/o Spectrum Equity, One International Place, 35th Floor, Boston, MA 02110.  The address of the principal business office of SEI V, SEA V, IMF V, SEA V Management, Applegate and Parker is c/o Spectrum Equity, 140 New Montgomery, 20th Floor, San Francisco, CA 94105. The address of Collatos is c/o Spectrum Equity, One International Place, 35th Floor, Boston, MA 02110.

Item 2(c).
Citizenship:  Each of SEI V, IMF V, and SEA V is a limited partnership organized under the laws of the State of Delaware.  SEA V Management is a limited liability company organized under the laws of the State of Delaware.  Each of the Managers and Collatos are United States of America citizens.

Item 2(d).	Title of Class of Securities: Common Stock, $0.00001 par value ("Common Stock").

Item 2(e).	CUSIP Number: 78489X103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to beneficially own five percent (5%) or more of the Issuer’s outstanding Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 78489X103	13G	Page 3 of 8

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.  This statement on Schedule 13G is not filed pursuant to Rule 13d‑1(b) or Rule 13d–1(c).

CUSIP No. 78489X103	13G	Page 4 of 8

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:      February 5, 2020

SEI V SM AIV, L.P.

By:	Spectrum Equity Associates V, L.P.
its general partner

By:	SEA V Management, LLC
its general partner

By:	*
Carolina Picazo
Authorized Signatory

Spectrum Equity Associates V, L.P.

By:	SEA V Management, LLC
its general partner

By:	*
Carolina Picazo
Authorized Signatory

SEA V Management, LLC

By:	*
Carolina Picazo
Authorized Signatory

Spectrum V Investment Managers' Fund, L.P.

By:	SEA V Management, LLC
its general partner

By:	*
Carolina Picazo
Authorized Signatory

CUSIP No. 78489X103	13G	Page 5 of 8

*
Brion B. Applegate

*
William P. Collatos

*
Christopher T. Mitchell

*
Victor E. Parker, Jr.

*By:	/s/ Carolina Picazo
Carolina Picazo
As attorney-in-fact

This Amendment No. 1 to the Schedule 13G was executed by Carolina Picazo on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 78489X103	13G	Page 6 of 8

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of SVMK Inc.

EXECUTED this 5th day of February, 2020.

SEI V SM AIV, L.P.

By:	Spectrum Equity Associates V, L.P.
its general partner

By:	SEA V Management, LLC
its general partner

By:	*
Carolina Picazo
Authorized Signatory

Spectrum Equity Associates V, L.P.

By:	SEA V Management, LLC
its general partner

By:	*
Carolina Picazo
Authorized Signatory

SEA V Management, LLC

By:	*
Carolina Picazo
Authorized Signatory

Spectrum V Investment Managers' Fund, L.P.

By:	SEA V Management, LLC
its general partner

By:	*
Carolina Picazo
Authorized Signatory

CUSIP No. 78489X103	13G	Page 7 of 8

*
Brion B. Applegate

*
William P. Collatos

*
Christopher T. Mitchell

*
Victor E. Parker, Jr.

*By:	/s/ Carolina Picazo
Carolina Picazo
As attorney-in-fact

This Agreement was executed by Carolina Picazo on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 78489X103	13G	Page 8 of 8

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints William P. Collatos, Brion B. Applegate, Christopher T. Mitchell, Victor E. Parker, Jr., Benjamin C. Spero, Brian M. Regan and Carolina Picazo, and each of them, with full power to act without the others, as his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 17th day of February, 2016.

/s/ Brion B. Applegate
Brion B. Applegate

/s/ William P. Collatos
William P. Collatos

/s/ Christopher T. Mitchell
Christopher T. Mitchell

/s/ Victor E. Parker, Jr.
Victor E. Parker, Jr.

/s/ Benjamin M. Spero
Benjamin M. Spero

/s/ Stephen M. LeSieur
Stephen M. LeSieur

/s/ Peter T. Jensen
Peter T. Jensen

/s/ Ronan Cunningham
Ronan Cunningham

/s/ Brian M. Reagan
Brian M. Reagan